

October 30, 2013

Via E-mail
Dr. Rajesh C. Shrotriya, M.D.
Chief Executive Officer and President
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Ave., Suite 240
Henderson, NV 89052

**Re: Spectrum Pharmaceuticals, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed February 28, 2013
        File No. 001-35006**

Dear Dr. Shrotriya:

    We have reviewed your October 21, 2013 response to our September 20, 2013 letter and have the following comments.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 3. Acquisitions
Allos Acquisition, page F-21

1. In your response to comment 2, you indicate that you expect to receive a significant portion of revenues and net cash flows (64% to 73%) after the post-marketing, confirmatory studies demonstrate FOLOTYN's actual clinical benefit. Please clarify for us why demonstration of the actual clinical benefit will trigger a significant portion of the revenues and net cash flows if neither the product and its treatment indication nor your marketing (see your response 4) will change. In this regard, we note that if no adverse results occur, half of the 16 years of estimated economic benefit of the product (i.e. 2009 to 2025) will have occurred upon your estimated completion in 2017 of your last post-marketing, confirmatory trial, appreciating that you did not acquire the product until 2012.

2. In order to help us evaluate your assertion in your response to comment 3 that the post-marketing, confirmatory trials represent research and development as those terms are defined in the glossary at ASC 730-10-20, please identify for us the process or product alternative you are formulating, designing or testing in your post-marketing, confirmatory trials when you indicate that such trials meet the criteria in ASC 730-10-55-1c., d., and e. Alternatively, please identify the significant improvement to the approved product you are currently selling. To this end, we understand that the post-marketing, confirmatory trials were required to verify and describe the actual clinical benefit of the approved drug (FOLOTYN) currently being sold, not a significant improvement to FOLOTYN or an alternative drug or process.

3. If the post-marketing, confirmatory trials will not result in a new product or process or a significant improvement to FOLOTYN, please tell us why the post-marketing, confirmatory trials should not be viewed as relating to the selling function. That is, in these circumstances, it appears successful completion of the post-marketing, confirmatory trials will permit the company to continue to sell FOLOTYN, which you note has been sold since 2009.

4. We acknowledge your response to our comment 5. If you in fact acquired in-process research and development, please tell us why you have assigned an indefinite life. We note that acquired assets are being used in revenue-generating activities and may be reasonably expected to produce economic benefits for a finite period of time. For example, your response to comment 2 indicates that the last to expire patent expires in July 2022 and you expect to derive economic benefit through at least December 2025.

5. Please tell us whether you have any additional information or analysis that supports your accounting. In this regard, we have considered the analogies you cite and do not believe they provide a sufficient basis to support your assertion that a finite lived asset that results from research and development does not exist or if it does exist that it should be combined with IPR&D and not amortized. We note that:
    - Approval to market has been granted.
    - Selling of the approved product has occurred since 2009, which evidences customer acceptance and completion, and continues to occur.
    - A significant portion of FOLOTYN revenues have been earned.
    - You have neither sought nor received regulatory approval in any other jurisdiction.
    - At some point prior to commercialization, an IPR&D project should be considered complete for accounting purposes.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant